SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

PCCW Limited
(Translation of Registrant's Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______ .)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated November 4, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: November 4, 2003	By: (Sd.) Fiona Nott Name: Fiona Nott Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

PCCW Limited wishes to announce a connected transaction with Guangdong Telecom Company Limited relating to the provision of certain system integration and other services.

Such transaction constitutes a connected transaction under Rule 14.25(1) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited as modified by the Modified Calculation Concession (as described in the Company’s announcement dated September 3, 2003). Details of the transaction will be published in the next annual report of PCCW Limited.

PCCW Limited (the “Company”) wishes to announce a connected transaction described below involving Unihub China Information Technology Company Limited (“Unihub”), an indirect non wholly-owned subsidiary of the Company.

BACKGROUND

Unihub is a 50%:50% equity joint venture established in the People’s Republic of China (“China”) by Unihub Global Network Technology (China) Limited, an indirect non wholly-owned subsidiary of the Company, and China Huaxin Post and Telecommunications Economy Development Centre (“China Huaxin”), a wholly-owned subsidiary of China Telecommunications Corporation (“CTC”). Unihub is an indirect non wholly-owned subsidiary of the Company because the Company indirectly controls the composition of a majority of the board of directors of Unihub.

Guangdong Telecom Company Limited (“GTCL”) is a wholly-owned subsidiary of China Telecom Corporation Limited (“China Telecom”), in which CTC has an approximately 77.78% equity interest.

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CONNECTED TRANSACTION

GTCL is a wholly-owned subsidiary of China Telecom in which CTC has an approximately 77.78% equity interest. Unihub and GTCL entered into the following agreement on November 4, 2003:

Agreement

Date of Agreement	November 4, 2003

Customer	GTCL

Supplier	Unihub

Services	Provision of system integration, project management, solutions, consultancy services, and related equipment installation services (together the “GTCL Deliverables”) to GTCL (and maintenance services to be provided) in connection with the establishment of GTCL’s multimedia content delivery network

Consideration	RMB9,027,216.08 (approximately HK$8,516,242) negotiated on an arm’s length basis with reference to market price, payable in four separate installments of 15% on the date of the agreement, approximately 63% on delivery of the GTCL Deliverables, approximately 12% on initial trial of the GTCL Deliverables and 10% on final trial of the GTCL Deliverables

RELATIONSHIP BETWEEN THE PARTIES

CTC is regarded as a connected person of the Company as China Huaxin is a substantial shareholder of Unihub, a non wholly-owned subsidiary of the Company. GTCL is regarded as a connected person of the Company as it is an associate of CTC. The transaction described above constitutes a connected transaction under Rule 14.25(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as modified by the Modified Calculation Concession (as described in the Company’s announcement dated September 3, 2003). Details of the transaction will be published in the next annual report of the Company.

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REASONS FOR ENTERING INTO THE TRANSACTION

The Company is one of Asia’s leading integrated communications companies and provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); business e-solutions; data centers and related infrastructure.

Unihub was established primarily to provide solutions and services in relation to the management of information systems and application solutions in China. A major part of Unihub’s business plan is the development, production and sale of information technology, systems and products that support the provision of a variety of telecommunications services within China and the transaction described above is consistent with this objective. In addition, the transaction will provide revenue sources for Unihub. It is anticipated that the transaction will also strengthen Unihub’s position as a provider of the relevant services in China.

GTCL is a telecommunications provider of wireline telephone, data, Internet and leased line services in the Guangdong Province of China.

The directors of the Company (including the independent non-executive directors) believe that it is in the interests of the Company for Unihub to provide the abovementioned services and it is therefore beneficial for the parties to enter into the agreement described above. The terms of the above transaction (including the consideration) have been negotiated on an arm’s length basis and on terms no less favourable than those available to or from independent third parties. The directors of the Company (including the independent non-executive directors) believe that such terms are fair and reasonable so far as the shareholders of the Company are concerned.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, November 4, 2003

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